Exhibit 99.1

Electrameccanica Vehicles Corp.

Interim Condensed Consolidated Financial Statements

September 30, 2018

Unaudited - Expressed in Canadian Dollars

Electrameccanica Vehicles Corp.

Interim Condensed Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	Note	September 30, 2018 (Unaudited)	December 31, 2017
ASSETS
Current assets
Cash and cash equivalents	4	$12,138,179	$8,610,996
Receivables	5	398,078	243,639
Prepaid expenses		1,075,723	920,146
Inventory		1,007,070	232,903
		14,619,050	10,007,684
Non-current assets
Restricted cash		107,782	-
Plant and equipment	6	5,107,321	1,393,683
Goodwill and other intangible assets	7	1,233,560	1,260,014
TOTAL ASSETS		$21,067,713	$12,661,381

LIABILITIES
Current liabilities
Bank overdraft and demand loan	9	$-	$123,637
Trade payables and accrued liabilities	8	1,200,322	1,123,790
Customer deposits		408,912	447,071
Shareholder loan	17	7,268	10,383
Promissory note	7	-	1,500,000
Deferred income tax		149,794	149,794
		1,766,296	3,354,675

Non-current liabilities
Derivative liability[1]	10	2,477,233	3,655,690
TOTAL LIABILITIES		4,243,529	7,010,365

EQUITY
Share capital	11	39,317,540	22,718,282
Common share subscription		-	750,000
Warrants & share-based payment reserve	12	6,752,955	3,518,286
Deficit		(29,246,061)	(21,335,552)
Foreign Currency Translation Reserve		(250)	-
TOTAL EQUITY		16,824,184	5,651,016
TOTAL LIABILITIES AND EQUITY		$21,067,713	$12,661,381

Commitments (Notes 6 and 9)

Subsequent events (Note 20)

On behalf of the Board of Directors.

__”Steven Sanders”__________	__”Luisa Ingargiola”_______
Director	Director

1 Footnote: The warrant derivative liability is valued at fair value in accordance with International Financial Reporting Standards (“IFRS”). There are no circumstances in which the Company would be required to pay cash upon exercise or expiry of the warrants. See Note 10.

The accompanying notes are an integral part of these interim condensed consolidated financial statements

2

Electrameccanica Vehicles Corp.

Interim Condensed Consolidated Statements of Comprehensive Loss

(Unaudited - Expressed in Canadian dollars)

		3 months ended		9 months ended
	Note	September 30, 2018	September 30, 2017	September 30, 2018	Sept 30, 2017

Revenue		$189,902	$-	$635,401	$-
Cost of revenue		140,095	-	435,414	-
Gross profit		49,807	-	199,987	-

Operating expenses
Depreciation and amortization	6	68,917	29,997	197,332	$85,201
General and administrative expenses	13	1,686,525	589,707	3,595,998	1,517,662
Research and development expenses	14	905,811	820,044	4,184,587	2,725,094
Sales and marketing expenses	15	356,806	441,253	833,050	731,491
Stock-based compensation expense	11	644,228	282,167	2,528,643	819,546
Share-based payment expense		312,960	-	935,837	-
		3,975,247	2,163,168	12,275,447	5,878,994

Loss before other items		(3,925,440)	(2,163,168)	(12,075,460)	(5,878,994)

Other items
Accretion interest expense		-	145,985	-	186,764
Finder’s fees re convertible loan		-	675,007	-	675,007
Issue costs allocated to derivate liability		627,821		627,821
Changes in fair value of warrant derivative	10	(1,919,072)	-	(4,945,126)	-
Foreign exchange loss/(gain)		256,131	572	152,354	8,503

Net and comprehensive loss		$(2,890,320)	$(2,984,732)	$(7,910,509)	$(6,749,268)

Loss per share – basic and fully diluted		$(0.11)	$(0.14)	$(0.31)	$(0.32)

Weighted average number of shares outstanding – basic and fully diluted	11	26,687,607	21,778,239	25,287,764	21,366,955

The accompanying notes are an integral part of these interim condensed consolidated financial statements

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Electrameccanica Vehicles Corp.

Interim Condensed Consolidated Statements of Changes in Equity

(Expressed in Canadian dollars)

		Share capital
	Note	Number of shares	Amount	Share subscription	Share issue costs	Warrant & share- based payment reserve	Equity component reserve	Foreign currency translation reserve	Deficit	Total

Balance at December 31, 2016		20,891,794	$12,998,482	$101,500	$(1,614,486)	$2,351,144	$39,130	$-	$(9,969,180)	$3,906,590
Shares issued for cash		982,485	2,497,415	(101,500)	(258,138)	-	-		-	2,137,777
Share issued for finders fees		52,500	680,007	-	-	3,223	-		-	683,230
Shares issued for convertible debt issue cost		650,017	1,469,604	-	-		(169,570)			1,300,034
Shares and warrants issued for services		25,000	50,000	-	-	288,432	-			338,432
Stock-based compensation		-	-	-	-	819,546	-		-	819,546
Equity component of convertible loan		-	-	-	-	-	130,440			130,440
Net and comprehensive loss for the period		-	-	-	-	-	-		(6,749,268)	(6,749,268)
Balance at September 30, 2017		22,601,796	$17,695,508	$-	$(1,872,624)	$3,462,345	$-	$-	$(16,718,448)	$2,566,781

Balance at December 31, 2017		23,794,106	$25,789,209	$750,000	$(3,070,927)	$3,518,286	$-	$-	$(21,335,552)	$5,651,016
Shares issued for cash, net of warrant derivative liability	11	3,808,521	18,617,936	(750,000)	(3,009,862)	725,300	-	-	-	15,583,374
Shares issued for services	11	175,000	935,837	-	-	-	-	-	-	935,837
Shares issued on exercise of options	11	6,198	31,669	-	-	(19,274)	-	-	-	12,395
Shares issued for finders fees	11	2,286	23,678	-	-	-	-	-	-	23,678
Stock-based compensation	11	-	-	-	-	2,528,643	-	-	-	2,528,643
Foreign currency translation Reserve		-	-	-	-	-	-	(250)	-	(250)
Net and comprehensive loss for the period		-	-	-	-	-	-		(7,910,509)	(7,910,509)
Balance at September 30, 2018		27,786,111	$45,398,329	$-	$(6,080,789)	$6,752,954	$-	$(250)	$(29,246,061)	$16,824,184

During the year ended December 31, 2016, the Company completed a 1:5 forward share split and on May 15, 2018 the Company completed a reverse share split on a 2:1 basis, all references to number of shares have been retroactively adjusted. See Note 11 for further details.

The accompanying notes are an integral part of these interim condensed consolidated financial statements

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Electrameccanica Vehicles Corp.

Interim Condensed Consolidated Statements of Cash Flows

(Unaudited - Expressed in Canadian dollars)

	3 months ended		9 months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Operating activities
Loss for the period	$(2,890,320)	$(2,984,732)	$(7,910,509)	$(6,749,268)
Adjustments for:
Depreciation and amortization	68,917	29,997	197,332	85,201
Stock-based compensation expense	644,228	282,167	2,528,643	819,546
Share-based payment expense	312,960	338,432	935,837	338,432
Interest accretion expense	-	145,985	-	186,764
Finder’s fees on convertible loan	-	675,007	-	675,007
Change in fair value of warrant derivative	(1,919,072)	-	(4,945,126)	-
Changes in non-cash working capital items:
Receivables	229,370	40,353	(154,668)	127,567
Prepaid expenses	(312,906)	(365,151)	(155,576)	(347,671)
Inventory	(732,551)	-	(774,166)	(3,475)
Trades payable and accrued liabilities	(365,858)	299,683	76,532	427,076
Customer deposits	(1,862)	2,750	(38,159)	35,500
Net cash flows used in operating activities	(4,967,094)	(1,535,509)	(10,239,860)	(4,405,321)

Investing activities
Restricted cash	1,213	-	(107,782)	-
Expenditures on plant and equipment	(1,030,641)	(834)	(3,884,516)	(138,344)
Purchase of Intermeccanica International Inc.	-	(100,000)	-	(200,000)
Expenditures on trademarks and patents	-	(28,552)	-	(63,805)
Net cash flows used in investing activities	(1,029,428)	(129,386)	(3,992,297)	(402,149)

Financing activities
Repayment of bank loan	-	-	(123,637)	-
Proceeds from convertible loans	-	2,209,295	-	2,209,295
Repayment of shareholder loan	(1,038)	-	(3,115)	-
Repayment of promissory note	-	-	(1,500,000)	-
Proceeds on issuance of common shares and warrants – net of issue costs	13,900,448	1,330,936	19,386,116	2,146,000
Net cash flows from financing activities	13,899,410	3,540,231	17,759,364	4,355,295

Increase (decrease) in cash and cash equivalents	7,902,888	1,875,336	3,527,207	(452,175)
Effect of exchange rates on cash holdings in foreign currencies	(24)	-	(24)	-
Cash and cash equivalents, beginning	4,235,315	1,588,772	8,610,996	3,916,283
Cash and cash equivalents, ending	$12,138,179	$3,464,108	$12,138,179	$3,464,108

The accompanying notes are an integral part of these interim condensed consolidated financial statements

5

Electrameccanica Vehicles Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited - Expressed in Canadian dollars)

For the nine months ended September 30, 2018

1.	Nature and continuance of operations

Electrameccanica Vehicles Corp (the “Company”) was incorporated on February 16, 2015, under the laws of the province of British Columbia, Canada, and its principal activity is the development and manufacturing of electric vehicles. The Company acquired Intermeccanica International Inc. (“Intermeccanica”) on October 18, 2017, and its principal activity is the development and manufacturing of high end custom built vehicles. On January 22, 2018 the Company incorporated a wholly-owned subsidiary EMV Automotive USA Inc. in Nevada, USA.

The head office and principal address of the Company are located at 102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4.

These condensed consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at September 30, 2018, the Company’s principal activity, the development and manufacturing of electric vehicles, is in the development stage, and the Company’s continuation as a going concern is dependent upon the successful results from its electric vehicle development and manufacturing activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. It is anticipated that significant additional funding will be required. These factors indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. Management intends to finance its operations over the next twelve months through private placement and / or public offerings of equity capital. Should the Company be unable to continue as a going concern, the net realizable value of its assets may be materially less than the amounts on its statement of financial position.

2.	Basis of preparation and significant accounting policies

The financial statements were authorized for issue on November 9, 2018 by the directors of the Company.

Statement of compliance with International Financial Reporting Standards

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Therefore, these financial statements comply with International Accounting Standards (“IAS”) 34, Interim Financial Reporting.

These interim condensed consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2017, with the exception of new accounting policies that were adopted on January 1, 2018 as described in Note 2. These interim condensed consolidated financial statements have been prepared in compliance with IAS 34, Interim Financial Reporting. Accordingly, certain disclosures normally included in annual financial statements prepared in accordance with IFRS, as issued by the IASB, have been omitted or condensed. These interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2017.

Basis of preparation

The financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The Company’s functional and presentation currency is the Canadian dollar.

Consolidation

The condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, EMV Automotive USA Inc., and Intermeccanica from the date of its acquisition on October 18, 2017 (Note 7). Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

Significant estimates and assumptions

The preparation of financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

6

Electrameccanica Vehicles Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited - Expressed in Canadian dollars)

For the nine months ended September 30, 2018

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the estimated recoverable amount of goodwill, intangible assets and other long-lived assets, the useful lives of plant and equipment, fair value measurements for financial instruments and share-based payments.

Significant judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

-	the assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
-	the classification of financial instruments; and
-	the calculation of income taxes in interpreting tax rules and regulations.

Change in accounting policy - Financial Instruments

The Company adopted the requirements of IFRS 9 Financial Instruments (“IFRS 9”) as of January 1, 2018. IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 utilizes a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so the Company’s accounting policy with respect to financial liabilities is unchanged. As a result of the adoption of IFRS 9, management has changed its accounting policy for financial assets retrospectively, for assets that continued to be recognized at the date of initial application. The change did not impact the carrying value of any financial assets or financial liabilities on the transition date.

The following is the Company’s new accounting policy for financial instruments under IFRS 9:

The Company classifies its financial instruments in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

The Company completed a detailed assessment of its financial assets and liabilities as at January 1, 2018. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

Financial assets/liabilities	Original classification IAS 39	New classification IFRS 9
Bank loan	Amortized cost	Amortized cost
Cash and cash equivalents	Amortized cost	Amortized cost
Receivables	Amortized cost	Amortized cost
Trade payable and accrued liabilities	Amortized cost	Amortized cost
Shareholder loan	Amortized cost	Amortized cost
Derivative liability	FVTPL	FVTPL

There is no impact on amounts previously recognized on adoption of IFRS 9 on January 1, 2018. Prior periods financial statements have not been restated.

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

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Electrameccanica Vehicles Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited - Expressed in Canadian dollars)

For the nine months ended September 30, 2018

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of comprehensive loss in the period in which they arise.

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the consolidated statements of comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of comprehensive loss.

Changes in Accounting Policies – Revenue from contracts with customers

The Company adopted all of the requirements of IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) as of January 1, 2018. IFRS 15 utilizes a methodical framework for entities to follow in order to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The change did not impact the cumulated revenue recognized or the related assets and liabilities on the transition date.

The following is the Company’s new accounting policy for revenue from contracts with customers under IFRS 15:

Revenue is recognized to the extent that the amount of revenue can be measured reliably and collection is probable.

Part sales:

Sales of parts are recognized when the Company has transferred control to the customer which generally occurs upon shipment.

Services, repairs and support services:

Services, repairs and support services are recognized in the accounting period when the services are rendered.

Sales of vehicles:

The Company manufactures and sells custom built vehicles typically on fixed fee arrangements with its customers. Revenue is recognized in the accounting period in which the services are rendered, by reference to the stage of completion. The stage of completion is determined as a percentage based on the amount of costs incurred compared to the estimated cost of completion. Revenue recognized in excess of amounts billed is recorded as accounts receivable. Amounts received in excess of work performed is recorded as deferred revenue.

Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of less than 90 days and are presented at cost, which approximates market value.

Inventory

Inventory consists of parts held for resale or for use in fixed fee contracts and is valued at the lower of cost and net realizable value. Cost is determined on the first-in, first-out basis.

Trademarks and patents

The Company expenses legal fees and filing costs associated with the development of its trademarks and patents.

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Electrameccanica Vehicles Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited - Expressed in Canadian dollars)

For the nine months ended September 30, 2018

Plant and equipment

Plant and equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of comprehensive loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the statements of comprehensive loss.

Depreciation is calculated on a straight-line method to write off the cost of the assets to their residual values over their estimated useful lives. The depreciation rates applicable to each category of plant and equipment are as follows:

Class of plant and equipment	Amortization rate
Office furniture and equipment	20%
Shop equipment	20%
Computer equipment	33%
Computer software	50%
Vehicles	33%
Leasehold improvement	over term of lease
Production tooling and molds	per unit produced

Share-based payments

Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured at the date the goods or services are received. The corresponding amount is recorded to the warrant & share-based payment reserve. The fair value of options is determined using a Black-Scholes pricing model. The number of options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the loss attributable to common shareholders equals the reported net loss. Fully diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of fully diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

Research and development costs

Research costs are expensed when incurred and are stated net of government grants. Development costs including direct material, direct labour and contract service costs are capitalized as intangible assets when the Company can demonstrate that the technical feasibility of the project has been established; the Company intends to complete the asset for use or sale and has the ability to do so; the asset can generate probable future economic benefits; the technical and financial resources are available to complete the development; and the Company can reliably measure the expenditure attributable to the intangible asset during its development. After initial recognition, internally generated intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses. These costs are amortized on a straight-line basis over the estimated useful life. To date, the Company did not have any development costs that met the capitalization criteria.

Impairment of assets

The carrying amount of the Company’s long-lived assets with finite useful lives (which include plant and equipment and intangible assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of comprehensive loss.

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Electrameccanica Vehicles Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited - Expressed in Canadian dollars)

For the nine months ended September 30, 2018

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount. Any reversal of impairment cannot increase the carrying value of the asset to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Goodwill and other intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if indicators of impairment exist.

Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income. Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax:

Deferred income tax is recognized, using the asset and liability method, on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

3.	Accounting standards issued but not yet effective

New standard IFRS 16 “Leases”

This new standard replaces IAS 17 “Leases” and the related interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting is not substantially changed. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted for entities that have adopted IFRS 15.

The Company has not early adopted this new standard and is currently assessing the impact that this standard will have on its financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

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Electrameccanica Vehicles Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited - Expressed in Canadian dollars)

For the nine months ended September 30, 2018

4.	Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances with original maturity of less than 90 days:

	September 30, 2018	December 31, 2017
Cash	$2,946,911	$6,715,996
Cash equivalents	9,191,268	1,895,000
	$12,138,719	$8,610,996

5.	Receivables

	September 30, 2018	December 31, 2017
Trade receivable	$184,563	$154,698
GST receivable	200,303	84,566
Employee advance	12,840	-
GIC interest receivable	372	4,375
	$398,078	$243,639

6.	Plant and equipment

	Furniture and equipment	Computer hardware and software	Vehicles	Leasehold Improvements	Production tooling and molds deposit	Total

Cost:
At December 31, 2016	$44,209	$18,897	$173,213	$12,146	$-	$248,465
Additions	246,634	54,757	216,837	89,055	914,060	1,521,343
December 31, 2017	290,843	73,654	390,050	101,201	914,060	1,769,808
Additions	75,958	51,259	(2,001)	123,412	3,635,888	3,884,516
September 30, 2018	366,801	124,913	388,049	224,613	4,549,948	5,654,324

Depreciation:
At December 31, 2016	7,112	2,514	11,666	1,904	-	23,196
Charge for the year	181,495	24,633	74,098	72,703	-	352,929
At December 31, 2017	188,607	27,147	85,764	74,607	-	376,125
Charge for the period	29,126	27,812	97,115	17,825	-	170,878
At September 30, 2018	216,733	54,959	182,879	92,432	-	547,003

Net book value:
At December 31, 2017	$102,237	$46,507	$304,286	$26,594	$914,060	$1,393,683
At September 30, 2018	$150,068	$69,954	$205,170	$132,181	$4,549,948	$5,107,321

On September 29, 2017, the Company entered into a manufacturing agreement with Chongqing Zongshen Automobile Co., Ltd. (“Zongshen”). Under the agreement the Company agrees to reimburse Zongshen for the cost of prototype tooling and molds estimated to be CNY ¥9.5 million (CAD $1.8 million), which was payable on or before March 18, 2018, subject to a 10% holdback, and mass production tooling and molds estimated to be CNY ¥39.3 million (CAD $7.8 million), which shall be payable 50% when Zongshen commences manufacturing the tooling and molds, 40% when Zongshen completes manufacturing the tooling and molds, and 10% upon delivery to the Company of the first production vehicle. At September 30, 2018 the Company had paid 90% of prototype tooling and molds and 36% of the mass production tooling and molds. Depreciation on the production tooling and molds is charged on a per unit produced basis and during the period no units had been produced using the production tooling and molds.

11

Electrameccanica Vehicles Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited - Expressed in Canadian dollars)

For the nine months ended September 30, 2018

Under the agreement, the Company agreed that the minimum purchase commitments for units of the Solo vehicle are to be as follows: in calendar 2018, 5,000; in 2019, 20,000; and in 2020, 50,000, and which shall be payable following issue of Company’s purchase orders as follows: 30% after Zongshen schedules production, and 70% after accepted vehicle delivery.

On October 16, 2017, the CEO of the Company (as “Pledgor”) entered into a Share Pledge Agreement (“Share Pledge”) to guarantee the payment by the Company for the cost of the prototype tooling and molds estimated to be CNY ¥9.5 million (CAD $1.8 million) to Zongshen through the pledge of 400,000 common shares of the Company. The Company approved its obligations under the Share Pledge and has agreed to reimburse the Pledgor on a one for one basis for any pledged shares realized by Zongshen.

7.	Goodwill and other intangible assets

Goodwill and other intangible assets recognized was primarily attributed to expected synergies arising from the acquisition of Intermeccanica International Inc. and the expertise and reputation of the assembled management and workforce. Goodwill is not expected to be deductible for income tax purposes. During the nine month period ended September 30, 2018 the Company recorded amortization of $26,454 relating to the acquired intangible assets. No further impairment was identified at September 30, 2018.

Total goodwill and other intangible assets consist of:

	September 30, 2018	December 31, 2017
Domain name	$2,170	$2,170
Identifiable intangibles on acquisition of Intermeccanica	531,546	558,000
Goodwill and other intangibles on acquisition of Intermeccanica	699,844	699,844
	$1,233,560	$1,260,014

8.	Trade payables and accrued liabilities

	September 30, 2018	December 31, 2017
Trade payables	$682,533	$457,520
Wages payables	86,603	62,110
Due to related parties (Note 17)	131,171	16,814
Accrued liabilities	300,015	587,346
	$1,200,322	$1,123,790

9.	Commitments

On February 2, 2018, the joint business line of credit with Bank of Montreal (BMO), which was held by Intermeccanica, its President and his wife, was paid in full. The line of credit was secured by a general security agreement, a specific charge over a vehicle, and a charge over the personal home of the President and his wife.

Lease obligations relate to the Company’s rent of office space and warehouse space. The term of the leases expire on November 1, 2020 and July 1, 2020 with the Company holding an option to renew for a further five years for the office space.

As at September 30, 2018, future payments required under non-cancellable operating leases contracted for but not capitalized in the financial statements are as follows:

	September 30, 2018	December 31, 2017
Payable not later than one year	$736,104	$310,034
Payable later than one year and not later than five years	1,186,872	507,036
Payable later than five years	-	-
	$1,922,976	$817,070

12

Electrameccanica Vehicles Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited - Expressed in Canadian dollars)

For the nine months ended September 30, 2018

10.	Derivative liability

The exercise price of certain warrants is denominated in US dollars; however, the functional currency of the Company is the Canadian dollar. Consequently, the value of the proceeds on exercise is not fixed and will vary based on foreign exchange rate movements. Such warrants when issued other than as compensation for goods and services are therefore a derivative and are required to be recognized as a derivative liability and measured at fair value at each reporting period. Any changes in fair value from period to period are recorded as non-cash gain or loss in the consolidated statements of comprehensive loss. Upon exercise, the holders will pay the Company the respective exercise price for each warrant exercised in exchange for one common share of the Company and the fair value at the date of exercise and the associated non-cash liability will be reclassified to share capital. The non-cash liability associated with any warrants that expire unexercised will be recorded as a gain in the consolidated statements of comprehensive loss. There are no circumstances in which the Company would be required to pay any cash upon exercise or expiry of the warrants.

During the nine month period ended September 30, 2018 the Company issued 200,000 non-transferrable warrants exercisable at USD $16.80, which expire on January 22, 2021 and issued 4,706,000 transferable warrants exercisable at USD $4.25, which expire on August 8, 2023. The issue costs allocated to the derivative liability and recorded as expense in the consolidated statements of comprehensive loss was $627,821.

A reconciliation of the changes in fair values of the derivative liability is below:

September 30 2018
Balance, beginning of period	$3,655,690
Warrants issued	3,766,669
Changes in fair value of derivative liabilities	(4,945,126)
Balance, end of period	$2,477,233

The fair value of the transferrable warrants was calculated using the warrant price of USD $0.50 at issuance and USD $0.38 at September 30, 2018 as quoted on the NASDAQ.

The fair value of the non-transferrable warrants issued during the nine months ended September 30, 2018 was calculated using a Black-Scholes Option Pricing Model. The weighted average assumptions used in the Black-Scholes Option Pricing Model are:

	At issue	September 30, 2018
Fair value of related non-transferrable warrants outstanding	$676,967	$143,171
Risk-free interest rate	1.96%	2.29%
Expected term (in years)	3	2.38
Expected share price volatility	60%	60%

11.	Share capital

Authorized share capital

Unlimited number of common shares without par value.

On May 15, 2018, the Company completed a share consolidation of two pre-split common shares for one post-split common share. Previously, on June 22, 2016, the Company completed a share split of one pre-split common share for five post-split shares. All information related to common shares, options, warrants and per share amounts presented in these financial statements and accompanying notes have been retroactively adjusted to reflect the revised number of common shares resulting from the share split and subsequent share consolidation.

Issued share capital

At September 30, 2018 the Company had 27,786,111 issued and outstanding common shares (December 31, 2017 – 23,794,106).

13

Electrameccanica Vehicles Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited - Expressed in Canadian dollars)

For the nine months ended September 30, 2018

During the nine month period ended September 30, 2018, the Company issued a total of 3,808,521 common shares and 5,411,900 transferrable warrants for gross proceeds of $18,617,936 and 175,000 common shares for services with a fair value of $935,837. Share issue costs related to these issuances was $3,009,862 and includes 2,286 common shares issued for finder’s fees with a fair value of $23,678 and 807,594 warrants issued with a fair value of $725,299. Upon the exercise of stock options the Company issued 6,198 common shares and $19,274 was allocated to share capital from the warrant & share-based payment reserve.

Basic and fully diluted loss per share

The calculation of basic and fully diluted loss per share for the nine month period ended September 30, 2018 was based on the loss attributable to common shareholders of $7,910,509 and the weighted average number of common shares outstanding of 25,287,764. Fully diluted loss per share did not include the effect of stock options and warrants as the effect would be anti-dilutive.

Stock options

The Company has adopted an incentive stock option plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 30,000,000. Such options will be exercisable for a period of up to 7 years from the date of grant. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company.

Options granted typically vest one-quarter on the first anniversary subsequent to the grant date and the remaining three-quarters typically vest in thirty-six equal monthly instalments commencing on the first anniversary of the grant date.

On exercise, each option allows the holder to purchase one common share of the Company.

The changes in options during the nine month period ended September 30, 2018 are as follows:

	September 30, 2018
	Number of options	Weighted average exercise price
Options outstanding, beginning	28,598,750	$0.40
Options granted	777,500	11.81
Options exercised	(6,198)	2.00
Options expired and forfeited	(26,302)	5.77
Options cancelled	(25,000,000)	0.37
Options outstanding, ending	4,343,750	$2.62

Details of options outstanding as at September 30, 2018 are as follows:

Exercise price		Weighted average contractual life	Number of options outstanding	Number of options Exercisable
	$0.30	3.70 years	2,045,455	1,704,546
	$0.30	3.87 years	308,522	244,247
	$0.80	4.19 years	677,273	479,735
	$0.80	4.44 years	12,500	8,073
	$2.00	4.73 years	12,500	7,813
	$2.00	5.39 years	470,000	216,615
	$2.00	5.86 years	50,000	-
USD $	9.60	6.27 years	342,500	93,750
USD $	9.00	6.55 years	150,000	75,000
USD $	9.16	6.86 years	275,000	-
		4.50 years	4,343,750	2,829,779

The weighted average grant date fair value of options granted during the nine month period ended September 30, 2018 was $3.24. The fair value was calculated using the Black-Scholes option pricing model using the following weighted average assumptions:

14

Electrameccanica Vehicles Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited - Expressed in Canadian dollars)

For the nine months ended September 30, 2018

Period ended September 30, 2018
Expected life of options	5 years
Annualized volatility	60%
Risk-free interest rate	2.21%
Dividend rate	0%

During the nine month period ended September 30, 2018, the Company recognized stock-based compensation expense of $2,528,643 (September 30, 2017 - $819,546).

Warrants

On exercise, each warrant allows the holder to purchase one common share of the Company.

The changes in warrants during the nine month period ended September 30, 2018 are as follows:

	September 30, 2018
	Number of warrants	Weighted average exercise price
Warrants outstanding, beginning	11,826,858	$4.70
Non-transferrable warrants issued	932,692	13.67
Transferable warrants issued	5,411,900	5.50
Warrants outstanding, ending	18,171,450	$5.44

At September 30, 2018, all warrants outstanding, except for placement agents’ warrants, were exercisable. Details of warrants outstanding as at September 30, 2018 are as follows:

Exercise price	Weighted average contractual life	Number of warrants outstanding
Non-Transferable Warrants
$0.80 CAD - $16.00 CAD	3.01 years	11,457,559
$2.00 USD - $24.00 USD	2.55 years	1,301,991
Transferable Warrants
$4.25 USD	4.86 years	5,411,900

12.	Warrant & share-based payment reserve

The warrant & share-based payment reserve records items recognized as stock-based compensation expense and other share-based payments until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital. If the options, or warrants expire unexercised, the amount remains in the share-based payment reserve account.

13.	General and administrative expenses

	3 months ended		9 months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Rent	$110,779	$65,698	$283,820	$186,392
Office expenses	113,602	29,637	340,776	90,335
Legal and professional	490,622	269,295	999,785	622,700
Consulting fees	362,585	67,149	736,680	254,056
Investor relations	254,248	76,004	416,631	116,581
Salaries	354,689	81,924	818,306	247,598
	$1,686,525	$589,707	$3,595,998	$1,517,662

15

Electrameccanica Vehicles Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited - Expressed in Canadian dollars)

For the nine months ended September 30, 2018

14.	Research and development expenses

	3 months ended		9 months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Labour	$873,905	$455,171	$2,401,339	$1,359,508
Materials	757,505	476,253	2,517,477	1,670,500
Government grants	(725,599)	(111,380)	(734,229)	(304,914)
	$905,811	$820,044	$4,184,587	$2,725,094

15.	Sales and marketing expenses

	3 months ended		9 months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Consulting	$84,489	$311,355	$204,004	$363,073
Marketing	142,372	54,735	356,226	136,662
Salaries	129,945	75,163	272,820	231,756
	$356,806	$441,253	$833,050	$731,491

16.	Segmented information

The Company operates in two reportable business segments in Canada.

The two reportable business segments offer different products, require different production processes, and are based on how the financial information is produced internally for the purposes of making operating decisions. The following summary describes the operations of each of the Company’s reportable business segments:

•	Electric Vehicles – development and manufacture of electric vehicles for mass markets, and
•	Custom build vehicles – development and manufacture of high end custom built vehicles.

Sales between segments are accounted for at prices that approximate fair value. No business segments have been aggregated to form the above reportable business segments.

	3 months ended September 30, 2018		3 months ended September 30, 2017
	Electric Vehicles	Custom Built Vehicles	Electric Vehicles	Custom Built Vehicles
Revenue	$-	$189,902	$-	$-
Gross profit	-	49,807	-	-
Operating expenses	3,863,883	111,364	2,163,168	-
Other items	(1,038,235)	3,115	821,564	-
Net and comprehensive loss	2,825,648	64,672	2,984,732	-

	9 months ended September 30, 2018		9 months ended September 30, 2017
	Electric Vehicles	Custom Built Vehicles	Electric Vehicles	Custom Built Vehicles
Revenue	$-	$635,401	$-	$-
Gross profit	-	199,987	-	-
Operating expenses	11,992,137	283,310	5,878,994	-
Other items	(4,183,985)	19,034	870,274	-
Net and comprehensive loss	7,808,152	102,357	6,749,268	-

16

Electrameccanica Vehicles Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited - Expressed in Canadian dollars)

For the nine months ended September 30, 2018

	September 30, 2018		December 31, 2017
	Electric Vehicles	Custom Built Vehicles	Electric Vehicles	Custom Built Vehicles

Inventory	$765,138	$241,932	$-	$232,903
Plant and equipment	5,082,622	24,699	1,370,350	23,333

17.	Related party transactions

Related party balances

The following amounts are due to related parties

	September 30, 2018	December 31, 2017
Shareholder loan	$7,268	$10,383
Due to related parties (Note 8)	131,171	16,814
	$138,439	$27,197

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Directors & key management personnel compensation

	3 months ended		9 months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017

Directors fees	$52,178	$-	$97,779	$-
Consulting fees	90,166	45,000	222,166	135,000
Salary	139,440	66,000	284,000	168,000
Deferred salary for CEO	-	-	-	30,000
Stock-based compensation	367,611	171,218	1,322,406	598,110
	$649,395	$282,218	$1,926,351	$931,110

18.	Financial instruments and financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash and cash equivalents held in bank accounts. The majority of cash is deposited in bank accounts held with major financial institutions in Canada. As most of the Company’s cash is held by one financial institution there is a concentration of credit risk. This risk is managed by using major financial institutions that are high credit quality financial institutions as determined by rating agencies. The Company’s secondary exposure to risk is on its receivables. This risk is minimal as receivables consist primarily of government grant and refundable government goods and services taxes.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

Historically, the Company's source of funding has been shareholder loans and the issuance of equity securities for cash, primarily through private placements and public offerings. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity or debt funding.

17

Electrameccanica Vehicles Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited - Expressed in Canadian dollars)

For the nine months ended September 30, 2018

The following is an analysis of the contractual maturities of the Company’s non-derivative financial liabilities as at September 30, 2018:

At September 30, 2018	Within one year	Between one and five years	More than five years
Trade payables and accrued liabilities	$1,200,322	$-	$-
Customer deposits	408,912	-	-
Shareholder loan	7,268	-	-
	$1,616,502	$-	$-

At December 31, 2017	Within one year	Between one and five years	More than five years
Bank loan	$123,637	$-	$-
Trade payables and accrued liabilities	1,123,790	-	-
Customer deposits	447,071	-	-
Shareholder loan	10,383	-	-
Promissory note	1,500,000	-	-
	$3,204,881	$-	$-

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company is exposed to currency risk as it incurs expenditures that are denominated in US dollars while its functional currency is the Canadian dollar. The Company does not hedge its exposure to fluctuations in foreign exchange rates.

The following is an analysis of Canadian dollar equivalent of financial assets and liabilities that are denominated in US dollars:

	September 30, 2018	December 31, 2017
Cash and cash equivalents	$10,860,599	$5,596,635
Trade receivables	48,288	-
Trade payables	(599,630)	(138,794)
	$10,309,257	$5,457,841

Based on the above net exposures, as at September 30, 2018, a 10% change in the US dollars to Canadian dollar exchange rate would impact the Company’s net loss by $1,030,926 (December 31, 2017 - $545,784).

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash equivalents as these instruments have original maturities of twelve months or less and are therefore exposed to interest rate fluctuations on renewal. A 1% change in market interest rates would have an impact on the Company’s net loss of $2,040 for the nine month period ended September 30, 2018 (December 31, 2017 - $18,950).

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	September 30, 2018	December 31, 2017
At amortized cost:
Cash and cash equivalents	$12,138,179	$8,610,996
Receivables	398,079	243,639
	$12,536,257	$8,854,635

18

Electrameccanica Vehicles Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited - Expressed in Canadian dollars)

For the nine months ended September 30, 2018

Financial liabilities included in the statement of financial position are as follows:

	September 30, 2018	December 31, 2017
At amortized cost:
Bank loan	$-	$123,637
Trade payable and accrued liabilities including amounts due to related parties	1,200,322	1,123,790
Customer deposits	408,912	447,071
Shareholder loan	7,268	10,383
Promissory note	-	1,500,000
FVTPL:
Warrant derivative liability	2,477,233	3,655,686
	$4,093,735	$6,860,567

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

Financial liabilities measured at fair value at September 30, 2018 consisted of the derivative liability, which is measured using level 3 inputs with respect to the non-transferrable warrants and using level 1 inputs with respect to the transferable warrants.

The fair value of the derivative liability was calculated using the Black-Scholes Option Pricing Model for the non-transferrable warrants using volatility of a comparable company as an estimate of volatility and the market quoted price for the transferrable warrants.

19.	Capital management

The Company’s policy is to maintain a strong capital base so as to safeguard the Company’s ability to maintain its business and sustain future development of the business. The capital structure of the Company consists of equity. There were no changes in the Company’s approach to capital management during the year. The Company is not subject to any externally imposed capital requirements.

20.	Subsequent events

On October 18, 2018, the Company filed an F-3 Registration Statement under the Securities Act of 1933, which became effective on October 31, 2018.

Subsequent to the period, the Company issued 230,700 common shares on the exercise of warrants, providing gross proceeds of US$980,475.

On November 9, 2018, the Company sold 4,250,000 common shares at a price of USD $2.00 per common share in a registered direct offering for gross proceeds of USD $8.5 million, and net proceeds of approximately USD $7.6 million. In a concurrent private placement to the same investors, the Company sold warrants to purchase 4,250,000 common shares with an exercise price of USD $2.56 per share. The warrants are exercisable six months after issuance and have a term of five years from the initial exercise date. In connection with these transactions, the Company agreed to issue the placement agents warrants to purchase 212,500 common shares at USD $3.20 per share. These warrants are exercisable six months after issuance and have a term of five years from issuance.

19